Direct Dial + (212) 819-8998            nzilkha@whitecase.com
October 4, 2007
Michele M. Anderson, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington D.C. 20549

Re:	Coinmach Service Corp. Preliminary Proxy Statement Schedule 14A Filed August 7, 2007 File No. 001-32359
Dear Ms. Anderson:
     On behalf of our client, Coinmach Service Corp. (the “Company”), we have arranged to be filed today via EDGAR with the Securities and Exchange Commission Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) originally filed with the Securities and Exchange Commission on August 7, 2007, as amended by that certain Amendment No. 1 to the Preliminary Proxy Statement filed with the Securities and Exchange Commission on September 19, 2007. Amendment No. 2 reflects changes made in response to the comments of the Staff contained in its September 28, 2007 letter (the “Staff Letter”) to Stephen R. Kerrigan, Chairman of the Board and Chief Executive Officer of our client.
     Set forth below are responses to the comments in the Staff Letter. For ease of reference, each comment contained in the Staff Letter is printed below and is followed by our client’s response.
     We only represent the Company. To the extent any response relates to information concerning Babcock & Brown, Parent or Merger Sub, such response is included in this letter based on information provided to the Company and our firm by such entity, person or their respective representatives.

U.S. Securities and Exchange Commission
October 4, 2007
Background of the Merger, page 24
Comment 1 (Part 1)
Your disclosure throughout the Background section indicates that there were discussions directly between Babcock & Brown and members of senior management during the period prior to May, 7, 2007 deadline. Please advise us whether Babcock & Brown indicated its desire to enter into management arrangements with members of senior management upon consummation of the transaction during any of the discussions that took place prior to May 7.
Babcock & Brown LP’s (“Babcock & Brown”) discussions with members of the Company’s management prior to May 11, 2007 focused on due diligence and similar matters and did not cover management retention issues. During the bidding process, Babcock & Brown was advised by the Company’s financial advisors not to discuss any continuing arrangements with the Company’s management until at least after submission of final bids. In this regard, Babcock & Brown confirmed in its final bid letter addressed to the Company’s financial advisors, dated May 7, 2007, that “[a]t your request, we have not to date discussed any arrangements with management.”
As described under the caption “Background of the Merger” beginning on page 24 of the Preliminary Proxy Statement, Babcock & Brown’s final bid letter contained a statement that Babcock & Brown would expect to have agreed with management as to customary equity rollover and incentive compensation arrangements by the timing of signing of the merger agreement. As described in the Company’s response to the Staff, dated September 19, 2007, not until May 9, 2007 did the Company’s board of directors authorize Mr. Kerrigan, on behalf of members of the Company’s senior management, to discuss with Babcock & Brown the terms of continued employment (if any) of the Company’s senior management following the transaction, which discussions commenced on May 11, 2007 and were conducted by management (with the assistance of separate legal counsel) separate and apart from any merger discussions.
We note that each of Parent and Merger Sub represents and warrants in the merger agreement that “[p]rior to May 11, 2007, there were no contracts, undertakings, commitments, obligations or understandings, whether written or oral, between Parent or Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board of Directors, on the other hand, relating in any way to the Company, the transactions contemplated by this Agreement or to the operations of the Company after the Effective Time”. See Section 3.2(j) of the merger agreement.
Comment 1 (Part 2)
Also tell us whether any other potential purchasers expressed an interest in retaining members of senior management.

U.S. Securities and Exchange Commission
October 4, 2007
As described under the caption “Background of the Merger” beginning on page 24 of the Preliminary Proxy Statement, although the bidding process to acquire the Company commenced in February 2007, on the due date to submit the final bids to acquire the Company (i.e., on May 7, 2007), only Babcock & Brown and Mac-Gray Corp., one of the Company’s largest competitors (referred to in the Preliminary Proxy Statement as “potential purchaser #4”) (“Mac-Gray”), submitted bids. Mac-Gray’s bid, which was an indication of interest rather than a final bid, did not contain any expression of interest in retaining members of senior management.
During the bidding process, potential purchaser #1, a financial buyer, discussed with the Company’s financial advisors an expectation that the Company’s management team continue in place pursuant to customary management arrangements following any proposed transaction. As disclosed in the Preliminary Proxy Statement, potential purchaser #1 withdrew from the bidding process on March 28 prior to submitting a final bid. Discussions with other bidders took place early in the bidding process and were focused on diligence and similar matters and did not specifically address management retention issues. Given that such other bidders, however, were not strategic bidders, it would be expected that such bidders would have an interest in retaining management upon consummation of any transaction.
Comment 2
We note the disclosure at the bottom of page 27 that potential purchaser #4 expressed a concern that you did not provide it with important information with respect to Coinmach and its operations. Please revise your disclosure to indicate, if true, that you provided such information to Babcock & Brown.
During the bidding process a data room was established for bidders other than strategic bidders, which data room was open to Babcock & Brown and other potential bidders other than Mac-Gray. An alternative data room was established for strategic bidders, such as Mac-Gray, which did not contain any information believed by the Company to consist of competitively sensitive information. As noted in the “Background of the Merger” section beginning on page 24, the Company’s board of directors determined that disclosure of competitively sensitive information to Mac-Gray was not necessary for Mac-Gray to provide a final bid given Mac-Gray’s knowledge and experience in the industry and might be detrimental to the Company if a transaction was not consummated or were to be consummated with a bidder other than Mac-Gray.
In response to the Staff’s comment, page 27 of the Preliminary Proxy Statement has been revised to reference that the Company provided Babcock & Brown with all information that it requested in connection with its diligence investigations, including competitively sensitive information regarding the Company which was not provided to Mac-Gray.

U.S. Securities and Exchange Commission
October 4, 2007
Comment 3
You state in the carry-over paragraph on pages 29 and 30 that, on May 10, 2007, representatives of Babcock & Brown advised that “Babcock & Brown was firm on its offer price of $13.55 per share.” Please disclose what prompted Babcock & Brown to reaffirm its offer price on May 10. Revise to indicate whether your representatives attempted to obtain a higher offer price from Babcock & Brown and, if so, when.
As described on page 29 of the Preliminary Proxy Statement, “on May 9, 2007, representatives of Deutsche Bank and Merrill Lynch requested that Babcock & Brown increase its offer price from $13.55 per share and discussed with representative of Babcock & Brown certain issues with respect to Babcock & Brown’s comments to the merger agreement, including, among other things, the break-up fee, reverse break-up fee and closing conditions.” One of such closing conditions was a request by Babcock & Brown that the Company maintain at least $30 million of cash on hand after giving effect to the merger. Following these May 9 discussions, Babcock & Brown rejected the Company’s request that it increase its offer price, but agreed, among other things, to eliminate its requested minimum cash-balance closing condition and, accordingly, re-affirmed its offer price of $13.55 on May 10. Accordingly, as disclosure in the Preliminary Proxy Statement addresses the Staff’s comment, apart from clarifying revisions on pages 29 and 30, no other revisions to the Preliminary Proxy Statement have been made.
Comment 4
You first refer to the transaction bonuses payable to the continuing persons in the summary of the June 14, 2007 board meeting on page 33. It is unclear whether this was the first time that the board considered paying such bonuses. Please provide expanded disclosure of any and all discussions among the parties relating to the payment of the transaction bonuses, including the timing of the discussions and the identity of the participants.
Following the submission of final bids on May 7, representatives of Deutsche Bank and Babcock & Brown continued discussions relating to Babcock & Brown’s cash-balance closing condition and shared estimated merger related costs and expenses prepared by the Company. These discussions focused on estimated deal fees and expenses, including, among other things, sell-side financial advisory fees, legal and accounting fees, fairness opinion fees and employee related potential contingent payments (such as costs relating to severance provisions contained in employment agreements and possible deal consummation bonuses consistent with the Company’s past practices). Following the May 9 board meeting, a series of discussions also took place among representatives of Deutsche Bank, certain members of the board of directors of the Company and Babcock & Brown regarding the equity-roll and other terms of Babcock & Brown’s proposed post-merger arrangements with management, which discussions included, among other things, potential transaction bonuses payable to members of senior management subject to approval of the board.
Prior to the June 14 board meeting, the board of directors of the Company had not formally considered the payment of transaction or other bonuses to any members of the Company’s senior management or Mr. Chapman. Such discussions were first addressed by the board of directors at the June 14 board meeting. On such date, additional discussions took place among representatives of Deutsche Bank and Babcock & Brown, at which time Babcock & Brown objected to the forgiveness of management loans. In this regard, as disclosed in the “Background of the Merger” on page 34, the board of directors determined to adjourn the board meeting to afford board members an opportunity to further discuss the proposed payments to certain members of the Company’s senior management and Mr. Chapman, after having received input from Deutsche Bank regarding Babcock & Brown’s position on loan forgiveness and from Mr. Kerrigan on the principal terms of the equity-roll and other management compensation arrangements proposed by Babcock & Brown.

U.S. Securities and Exchange Commission
October 4, 2007
The Preliminary Proxy Statement has been revised on page 33 to include additional clarification regarding the board’s discussion of transaction bonuses in accordance with the Staff’s comment.
Interests of the Company’s Directors and Executive Officers in the Merger, page 47
Comment 5
We note your response to prior comment two that the remaining shares held by the continuing persons will be purchased prior to completion of the merger in order to provide “additional comfort that the proceeds of such sales will be accorded appropriate tax treatment.” Please include a discussion of how the continuing persons will be taxed in connection with the purchase of their shares prior to completion of the merger and the exchange of their shares for shares in Parent. Your disclosure should address how this tax treatment will differ from how all other shareholders will be taxed.
The Preliminary Proxy Statement has been revised on page 51 to include additional tax disclosure in accordance with the Staff’s comment.
The Exchange Agreement, page 89
Security Ownership of Certain Beneficial Owners and Management, page 89
Comment 6
We note the disclosure appearing in footnote (1) that Mr. Kerrigan will be consulted in connection with the grant of awards under Parent’s management equity incentive plan. Please provide us with further details about the specific role Mr. Kerrigan is expected to play in determining equity awards, including whether he will participate in decisions affecting his own awards.
The Company has been advised by Babcock & Brown that Parent’s current intention is that following consummation of the merger, Parent’s board of directors (or a committee thereof) will make all decisions regarding equity incentive awards to management, after consultation with the Chief Executive Officer (who will not participate in any decisions affecting his own awards).

U.S. Securities and Exchange Commission
October 4, 2007
The Preliminary Proxy Statement has been revised on page 90 to clarify the role of the Chief Executive Officer in determining equity awards under Parent’s management equity incentive plan.
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The Company believes the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved these comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.
If you have any questions regarding Amendment No. 2 or the foregoing responses or if any additional information is needed, please call Nazim Zilkha of this firm at (212) 819-8998.

Sincerely,

/s/ Nazim Zilkha
White & Case LLP

cc:	John Zitko, U.S. Securities and Exchange Commission, Division of Corporation Finance
Stephen R. Kerrigan, Coinmach Service Corp.